MIGENIX Inc.

MATERIAL CHANGE REPORT

FORM 51-102F3

(a)

Name and Address of Company:

MIGENIX Inc. (the "Company")

102 – 2389 Health Sciences Mall

Vancouver, British Columbia V6T 1Z3

(b)

Date of Material Change:

The material change described in this report occurred on August 11, 2008.

(c)

News Release:

On August 11, 2008, the Company issued a news release through the facilities of Canada Newswire relating to the material change. A copy of the news release announcing the material change is set out at Schedule "A" to this report.

(d)

Summary of Material Change:

On August 11, 2008, the Company announced that it had reached an agreement (the "Agreement") with DJohnson Holdings Inc., a significant shareholder of the Company, allowing it to avoid a proxy contest at the Company's annual meeting of shareholders scheduled for October 31, 2008.  As part of the Agreement, the Company has reduced the size of its board of directors from seven directors to five and accepted the resignations of David Scott, James DeMesa, Steven Gillis, Colin Mallet and Michael Abrams as directors. The Company's new board will be comprised of two members from the incumbent board, Pieter Dorsman and Alistair Duncan, and the following DJohnson nominees:  Douglas Johnson, Bruce Schmidt and Andrew Rae.

(e)

Full Description of Material Change:

See attached news release at Schedule "A" to this report.

(f)

Reliance on Confidential Filing Provisions:

Not applicable.

(g)

Omitted Information:

Not applicable.

(h)

Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Bruce Schmidt
Interim President and Chief Executive Officer
Tel:  604-221-9666

(i)

Date of Report:

August 11, 2008

SCHEDULE "A"

MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX AVERTS PROXY CONTEST;

REACHES AGREEMENT WITH DJOHNSON HOLDINGS

Vancouver, BC, CANADA, August 11, 2008 - MIGENIX Inc. ("MIGENIX") announced today that it has reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of MIGENIX, that will avoid a proxy contest at MIGENIX's annual meeting of shareholders scheduled for October 31, 2008.  As part of the agreement, MIGENIX has reduced the size of its board of directors from seven members to five and accepted the resignations of the following directors: David Scott, James DeMesa, Steven Gillis, Colin Mallet and Michael Abrams.   The new board will be comprised of two members from the incumbent board, Pieter Dorsman and Alistair Duncan, and the following DJohnson nominees:

Douglas Johnson – Mr. Johnson has over 30 years of experience in the financing of both public and private companies.  Mr. Johnson has operated Canfund Ventures Corporation ("Canfund") since 1982 as chief executive officer and president.  Canfund is a venture investor specializing in microcap and start-up companies and has extensive investments in resources and technology companies. Mr. Johnson is the president, chief executive officer and a director of Foundation Resources Inc., and is also a director of both Search Capital Inc. and Ridgeline Energy Services Inc., formerly Gavwest Resources Ltd., all of which are listed on the TSX Venture Exchange.

Bruce Schmidt – Mr. Schmidt is a founder and chief executive officer of a University of British Columbia spin-off biotechnology company focused on novel compounds for the treatment of various cancers and neurological disorders.  In 2000, Mr. Schmidt helped found Genome British Columbia, a life-sciences research institute with the objective of building world class genomics capabilities for British Columbia.  Mr. Schmidt has also served as a director for a number of high-tech and biotech companies in Canada.  Previous activities include acting as a director of the Canadian Healthcare Licensing Association and chairman of LifeSciences British Columbia (formerly BCBiotech).

Andrew Rae – Mr. Rae is the chief executive officer and president of iCo Therapeutics Inc., an ocular development company he co-founded in 2005.  Mr. Rae has spent a decade in the biotechnology industry, formerly as chief financial officer with Ability Biomedical Corporation.  Mr. Rae has also served as vice president, Finance and Corporate Affairs at Active Pass Pharmaceuticals.  Previously, Mr. Rae served as biotechnology equities analyst at Goepel Shields & Partners (now Raymond James Ltd.), covering Canadian biotechnology stocks.

To facilitate a resolution between the parties, Dr. James DeMesa has also agreed to resign as president and chief executive officer of MIGENIX effective immediately.  Bruce Schmidt has been appointed as interim president and chief executive officer of MIGENIX.

Dr. Jim DeMesa, resigning president and chief executive officer of MIGENIX, commented:  "We are pleased a solution between MIGENIX and DJohnson has been reached.  As a result of a detailed assessment of MIGENIX's current financial condition, the opportunities which lie ahead, and the standby commitment for a rights offering that has been made by DJohnson, the board determined that a settlement with DJohnson was in the best interests of shareholders."

Doug Johnson, president of DJohnson, stated, "I am glad the impending proxy battle has been resolved.  I am pleased to have myself, Bruce Schmidt and Andrew Rae join the board of directors to help guide MIGENIX in realizing its objectives.  Our agreement with MIGENIX increases shareholder representation on our board and is consistent with our commitment of accountability to shareholders."

As a first step, the new board will concentrate its efforts on raising additional capital to finance MIGENIX's pipeline projects and for general working capital purposes.  Doug Johnson commented, "We are committed to raising funds for MIGENIX in a manner that is fair to all shareholders.  Our proposal is to conduct a rights offering in the aggregate amount of $2,500,000 in which MIGENIX's shareholders can participate.  The rights offering will have the dual benefit of raising the funds MIGENIX requires while at the same time preventing further dilution of shareholders' investment in MIGENIX."  As a part of its commitment to restructure and stabilize MIGENIX, DJohnson has agreed to provide a standby commitment to take up shares in an aggregate amount equal to a minimum of $1,250,000 and a maximum of $2,500,000 of the proposed rights offering.  Additional information concerning the rights offering will be provided by MIGENIX in a forthcoming communication.

For further information, contact Bruce Schmidt, interim president and chief executive officer, at (604) 221-9666.

About MIGENIX:

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although we believe that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: MIGENIX conducting a rights offering in the aggregate amount of $2,500,000. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors are described in detail in MIGENIX's annual information form and annual report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.